United States securities and exchange commission logo





                             November 5, 2020

       Lee Lefkowitz
       Chief Executive Officer
       PotNetwork Holdings, Inc.
       3531 Griffin Road
       Ft. Lauderdale, FL 33312

                                                        Re: PotNetwork
Holdings, Inc.
                                                            Schedule 14C
Information Statement
                                                            Filed October 29,
2020
                                                            File No. 000-55969

       Dear Mr. Lefkowitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14C Information Statement

       Action II
       Amendment to the Articles of Incorporation to Reduce the Number of Authorized Shares of
       Common Stock, page 5

   1. Please revise your disclosure to discuss how many shares you were authorized to issue prior to the reverse
stock split.
       Action I
       Reverse Stock Split of Quantity of Common Shares Issued and Outstanding, page 5

   2. Please expand your disclosure to discuss the reasons for your reverse stock split and whether the reverse
split will affect your Exchange Act registration status.
 Lee Lefkowitz
PotNetwork Holdings, Inc.
November 5, 2020
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at
(202) 551-3257
with any questions.



FirstName LastNameLee Lefkowitz                           Sincerely,
Comapany NamePotNetwork Holdings, Inc.
                                                          Division of
Corporation Finance
November 5, 2020 Page 2                                   Office of Life
Sciences
FirstName LastName